Company – Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION



Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

22 April 2003


03050260

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A



Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
**File No:** **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Document |
|---|---|
| 17 April 2003 | Announcement to Australian Stock Exchange<br>Lend Lease Joint Venture Announces that Greenwich Council Unanimously Resolves to Grant Planning Consent for Grennwich Penisula |

Yours faithfully

S. Sharpe

**S J Sharpe**
Company Secretary



dlw 5/15

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

17 April 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Two (2) pages

Dear Sir

**STOCK EXCHANGE ANNOUNCEMENT**

**LEND LEASE JOINT VENTURE ANNOUNCES THAT GREENWICH COUNCIL UNANIMOUSLY RESOLVES TO GRANT PLANNING CONSENT FOR GREENWICH PENINSULA**

Lend Lease Corporation Limited ("Lend Lease") is pleased to confirm that the London Borough of Greenwich last night unanimously resolved to grant planning consent for the planning application submitted by its 51% owned Meridian Delta Limited ("MDL") joint venture with Quintain Estates and Development PLC.

Further details are included in the attached media statement issued by MDL.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Company - Lend Lease Corporation Limited
File No 82-3498


GREENWICH
PENINSULA

MEDIA RELEASE 17 APRIL 2003

## GREENWICH COUNCIL UNANIMOUSLY RESOLVES TO GRANT PLANNING CONSENT FOR GREENWICH PENINSULA

Meridian Delta Limited ("MDL") is delighted to announce that the London Borough of Greenwich last night unanimously resolved to grant planning consent, subject to reserved matters, to Meridian Delta Limited, English Partnerships and Anschutz Entertainment Group Europe ("AEG") for the comprehensive regeneration of the Greenwich Peninsula.

This decision paves the way for further detailed discussion on planning obligations relating to the development intended to benefit the community (Section 106 agreements). In addition, the application will shortly be reviewed by the Greater London Authority.

MDL currently estimates that these negotiations will continue for some months.

The planning application submitted by MDL, English Partnerships and AEG in December 2002 incorporates proposals to create a new urban community for Greenwich and London covering 190 acres of the Greenwich Peninsula.

The proposals include a new 26,000 capacity Arena within the Dome (which will provide London with a new world-class entertainment and sporting facility); 10,000 new homes; 340,000 square metres of commercial space; 33,000 square metres of retail space; new areas of public open space covering a quarter of the site; infrastructure improvements and new community facilities.

Commenting on the decision, Bert Martin, Development Director of Lend Lease Europe, said: "This is an important first step towards obtaining outline planning permission for the creation of a new urban community in Greenwich. There remains a great deal of work to be done in concluding associated legal agreements to allow the development to proceed, and we look forward to taking those negotiations forward with the London Borough of Greenwich."

ENDS

Contact:

Mary Beth Lally
Lend Lease Corporation
Tel: 02 9236 6883